UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

INLAND REAL ESTATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457461 20 0

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461 20 0

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 325

	6.	Shared Voting Power 8,212,249

	7.	Sole Dispositive Power 325

	8.	Shared Dispositive Power 8,212,249

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,212,574

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%*

12.	Type of Reporting Person (See Instructions) IN, HC

* Based on approximately 65,740,579 shares outstanding as of January 18, 2008.

CUSIP No. 457461 20 0

1.	Names of Reporting Persons The Inland Group, Inc. (FEIN: 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,212,249

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,212,249

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,212,249

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%*

12.	Type of Reporting Person (See Instructions) CO, HC

* Based on approximately 65,740,579 shares outstanding as of January 18, 2008.

CUSIP No. 457461 20 0

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (FEIN: 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,075,886

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,075,886

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,075,886

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%*

12.	Type of Reporting Person (See Instructions) CO, HC

* Based on approximately 65,740,579 shares outstanding as of January 18, 2008.

CUSIP No. 457461 20 0

1.	Names of Reporting Persons Inland Investment Stock Holding Company (FEIN: 20-2055404)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,415,036

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,415,036

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,415,036

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%*

12.	Type of Reporting Person (See Instructions) CO

* Based on approximately 65,740,579 shares outstanding as of January 18, 2008.

Item 1.
(a)	Name of Issuer Inland Real Estate Corporation
(b)	Address of Issuer’s Principal Executive Offices 2901 Butterfield Road Oak Brook, Illinois 60523

Item 2.
(a)	Name of Person Filing See Item 2(c) below.
(b)	Address of Principal Business Office or, if none, Residence See Item 2(c) below.
(c)

Citizenship
Daniel L. Goodwin

2901 Butterfield Road

Oak Brook, Illinois  60523

U.S. citizen

The Inland Group, Inc.

2901 Butterfield Road

Oak Brook, Illinois  60523

Delaware corporation

Inland Real Estate Investment Corporation

2901 Butterfield Road

Oak Brook, Illinois  60523

Delaware corporation

Inland Investment Stock Holding Company

2901 Butterfield Road

Oak Brook, Illinois  60523

Nevada corporation

(d)	Title of Class of Securities Common Stock, par value $0.01 per share
(e)	CUSIP Number 457461 20 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)          Amount beneficially owned:

Daniel L. Goodwin	8,212,574	(w)
The Inland Group, Inc.	8,212,249	(x)
Inland Real Estate Investment Corporation	8,075,886	(y)
Inland Investment Stock Holding Company	6,415,036	(z)

(w)  Includes 325 shares of common stock owned by Mr. Goodwin and/or his spouse and 9,091 shares, 127,272 shares, 6,415,036 shares, 121,957 shares, and 1,538,893 shares of common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation (“IMIC”), Inland Investment Stock Holding Company (“IISHC”), Partnership Ownership Corporation (“POC”), and Inland Investment Advisors, Inc. (“IIA”), respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.

Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.  IIA shares voting and dispositive power with Mr. Goodwin with respect to 288,421 shares.

(x)  Includes 9,091 shares of common stock owned by The Inland Group, Inc. and 127,272 shares, 6,415,036 shares, 121,957 shares, and 1,538,893 shares of common stock owned by IMIC, IISHC, POC, and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.  IIA shares voting and dispositive power with Mr. Goodwin with respect to 288,421 shares.

(y)  Includes 6,415,036 shares, 121,957 shares and 1,538,893 shares of common stock owned by IISHC, POC and IIA, respectively.  These three entities are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(z)  Includes 6,415,036 shares of common stock owned by IISHC.  IISHC is a direct wholly-owned subsidiary of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(b)	Percent of class:

Daniel L. Goodwin	12.5	%*
The Inland Group, Inc.	12.5	%*
Inland Real Estate Investment Corporation	12.3	%*
Inland Investment Stock Holding Company	9.8	%*

*In each case, the percentage of class is based on approximately 65,740,579 shares outstanding as of January 18, 2008.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
	Daniel L. Goodwin	325	(v)

(ii)	Shared power to vote or to direct the vote:
Daniel L. Goodwin	8,212,249	(w)
The Inland Group, Inc.	8,212,249	(x)
Inland Real Estate Investment Corporation	8,075,886	(y)
Inland Investment Stock Holding Company	6,415,036	(z)

(v)  Includes 325 shares of common stock owned by Mr. Goodwin and/or his spouse.

(w)  Includes 9,091 shares, 127,272 shares, 6,415,036 shares, 121,957 shares, and 1,538,893 shares of common stock owned by The Inland Group, Inc., IMIC, IISHC, POC, and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.  IIA shares voting and dispositive power with Mr. Goodwin with respect to 288,421 shares.

(x)  Includes 9,091 shares of common stock owned by The Inland Group, Inc. and 127,272 shares, 6,415,036 shares, 121,957 shares, and 1,538,893 shares of common stock owned by IMIC, IISHC, POC, and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.  IIA shares voting and dispositive power with Mr. Goodwin with respect to 288,421 shares.

(y)  Includes 6,415,036 shares, 121,957 shares and 1,538,893 shares of common stock owned by IISHC, POC and IIA, respectively.  These three entities are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(z)  Includes 6,415,036 shares of common stock owned by IISHC.  IISHC is a direct wholly-owned subsidiary of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(iii)	Sole power to dispose or to direct the disposition of:

Daniel L. Goodwin	325 (v	)

(iv)	Shared power to dispose or to direct the disposition of:
Daniel L. Goodwin	8,212,249 (w	)
The Inland Group, Inc.	8,212,249 (x	)
Inland Real Estate Investment Corporation	8,075,886 (y	)
Inland Investment Stock Holding Company	6,415,036 (z	)

(v)  Includes 325 shares of common stock owned by Mr. Goodwin and/or his spouse.

(w)  Includes 9,091 shares, 127,272 shares, 6,415,036 shares, 121,957 shares, and 1,538,893 shares of common stock owned by The Inland Group, Inc., IMIC, IISHC, POC, and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.  IIA shares voting and dispositive power with Mr. Goodwin with respect to 288,421 shares.

(x)  Includes 9,091 shares of common stock owned by The Inland Group, Inc. and 127,272 shares, 6,415,036 shares, 121,957 shares, and  1,538,893 shares of common stock owned by IMIC, IISHC, POC, and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.  IIA shares voting and dispositive power with Mr. Goodwin with respect to 288,421 shares.

(y)  Includes 6,415,036 shares, 121,957 shares and 1,538,893 shares of common stock owned by IISHC, POC and IIA, respectively.  These three entities are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(z)  Includes 6,415,036 shares of common stock owned by IISHC.  IISHC is a direct wholly-owned subsidiary of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The 1,538,893 shares of common stock owned by IIA were acquired pursuant to advisory arrangements between IIA and various clients.  Although IIA has trading and voting discretion with respect to each of these client accounts, the clients have the ultimate right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the underlying shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit 7.1.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 8.1

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANIEL L. GOODWIN

By:	/s/ Daniel L. Goodwin
Name:	Daniel L. Goodwin
Date:	February 14, 2008

THE INLAND GROUP, INC.

By:	/s/ Alan Kremin
Name:	Alan Kremin
Title:	Treasurer
Date:	February 14, 2008

INLAND REAL ESTATE INVESTMENT CORPORATION

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Vice President
Date:	February 14, 2008

INLAND INVESTMENT STOCK HOLDING COMPANY

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Vice President
Date:	February 14, 2008

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

8.1	Joint Filing Agreement